UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    [X] Form 20-F     [    ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [    ] Yes    [X] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On April 21, 2011, CDC Corporation (“CDC”) filed a motion for summary judgment in the Evolution CDC SPV Ltd v. CDC Corporation litigation (the “Evolution Matter”) with the New York Supreme Court (the “Court”), arguing that discovery in the matter has revealed no disputed issues of material fact and that CDC is therefore entitled to immediate judgment in its favor.

On April 21, 2011, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund also filed a motion for summary judgment in the Evolution Matter with the Court.

The Court has not yet set a date for hearings on the foregoing motions.

Exhibit	Description

1.01

Press release dated May 9, 2011

Ross Systems Announces Statement of Direction for Next Generation of ERP Products That Includes Social Media Collaboration Mobile User Interfaces for Smart Devices In Addition to its Existing Cloud Hosting Option

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011

CDC CORPORATION

By: /s/ Donald L. Novajosky
Name: Donald L. Novajosky
Title: Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01

Press release dated May 9, 2011

Ross Systems Announces Statement of Direction for Next Generation of ERP Products That Includes Social Media Collaboration Mobile User Interfaces for Smart Devices In Addition to its Existing Cloud Hosting Option